Exhibit (a)(5)(D)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE COX RADIO, INC.	) CONSOLIDATED
SHAREHOLDERS LITIGATION	) C.A. No. 4461-VCP

VERIFIED CONSOLIDATED CLASS ACTION COMPLAINT
     Plaintiffs George Leon, as trustee of the George Leon Family Trust (“Leon”), and Coral Springs Police Pension Fund (“Coral Springs”) (collectively, “Plaintiffs”), individually and on behalf of all others similarly situated, by their attorneys, allege the following upon information and belief, except as to those allegations pertaining to Plaintiffs which are alleged upon personal knowledge.
NATURE OF THE ACTION
     1.   This is a shareholder class action complaint on behalf of the holders of the common stock of Cox Radio, Inc. (“Cox Radio” or the “Company”) against the Company, certain officers and/or directors of Cox Radio, and other persons and entities (collectively, the “Defendants”) involved in a proposed transaction to cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction” or “Tender Offer”).
     2.   This action seeks equitable relief relating to the Proposed Transaction, which is the proposed acquisition of the outstanding common stock of the Company by Cox Media Group, Inc. (“Media”), a wholly-owned subsidiary of Cox Enterprises, Inc. (“CEI”).
     3.   On March 23, 2009, Media announced that it would commence a tender offer for the acquisition of Cox Radio by filing a tender offer statement with the Securities and Exchange Commission (“SEC”) on form SC-TO-T, which was later amended on April 1 and 3, 2009 on form SC-TO-T/A (collectively, the “Tender Offer Statement”). Under the terms of the Proposed

Transaction, Media will acquire all of the outstanding publicly-held minority shares of Cox Radio common stock not currently held by Media for $3.80 per share. According to the Tender Offer Statement, the Tender Offer will expire on April 17, 2009.
     4.   Media currently owns an approximate 78% equity interest in Cox Radio and has approximately a 97% voting interest. If, upon expiration of the Tender Offer, Media owns 90% of Cox Radio’s equity, Media will effect a short-form merger making the Company a wholly-owned subsidiary of Media. Media seeks to acquire Cox Radio’s publicly held shares on unfair terms and without regard to the best interests of the Company’s public shareholders or the intrinsic value of Cox Radio’s stock.
     5.   The consideration offered in the Proposed Transaction was immediately criticized by analysts and investors alike. For example, Buckhead Capital Management LLC stated that “the tender offer is unjustifiably too low,” and that the offer “should be closer to where [Cox Radio has] been buying back stock over the last three-and-a-half years.” In addition, several analysts—including, among others, JP Morgan, Wachovia Capital Markets, LLC, and Barrington Research Associates—had issued price targets and earnings estimates for the Company that were considerably in excess of the consideration offered in the Proposed Transaction and the estimates which Defendants cited to as justification for this consideration.
     6.   Moreover, the Tender Offer comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially improved. Indeed, Media strategically timed the Proposed Transaction during a period of significant economic turmoil in which the terms of the Tender Offer would be superficially viewed in a positive light.

     7.   Notably, on. March 4, 2008—less than three weeks before the announcement of the Proposed Transaction—Cox Radio’s President and Chief Executive Officer, on Cox Radio’s Fourth Quarter 2008 Earnings Call, assured investors that the Company’s “station brands remain strong” and that Cox Radio is “taking the necessary steps to ensure [the Company’s] business is running as efficiently as possible and is well-positioned to weather this economic storm and emerge from it stronger and better able to serve [its] audiences.”
     8.   In response to the announcement of the Tender Offer, Cox Radio announced on April 1, 2009 that the Company had formally formed a special committee of purportedly independent directors (the “Special Committee”) to consider the Proposed Transaction and provide a recommendation to the Company’s shareholders regarding whether or not to tender their shares in the Tender Offer.
     9.   Two days later, on April 3, 2009, Cox Radio filed with the SEC the Special Committee’s Recommendation Statement on Schedule 14D9 (the “14D9”). In the 14D9, the Special Committee announced its belief that the price being offered in the Proposed Transaction was fair, from a financial point of view, to Cox Radio’s minority shareholders and that it recommends, on behalf of the Company, that Cox Radio’s shareholders accept the Tender Offer and tender their shares of the Company’s common stock pursuant to the Proposed Transaction.
     10.   As described below, both the price contemplated in the Proposed Transaction and the process by which Media proposes to consummate the Proposed Transaction arc fundamentally unfair to Plaintiffs and the other public shareholders of the Company.
     11.   If the Tender Offer is consummated, Media and Company insiders would enrich themselves by acquiring the public shareholders’ interest in the Company without paying a fair and adequate price, thereby irreparably harming Plaintiffs and the other Cox Radio shareholders not affiliated with Media. In addition, Defendants have issued materially misleading statements in connection with the Proposed Transaction and have omitted material information necessary for Cox Radio shareholders to make an informed decision concerning the Tender Offer.
     12.   The Proposed Transaction and Defendants’ acts constitute a breach of Defendants’ fiduciary duties owed to Cox Radio’s public shareholders, and a violation of applicable legal standards governing Defendants’ conduct.
     13.   For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin Defendants from approving the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties.
THE PARTIES
     14.   Plaintiffs Leon and Coral Springs are, and have been at all relevant times, the owners of shares of Cox Radio common stock and have held such shares since prior to the wrongs complained of herein.
     15.   Cox Radio, a Delaware corporation with its principal place of business at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, is a radio broadcasting company that engages in the acquisition, development, and operation of radio stations in the United States. Cox Radio’s common stock is traded on the New York Stock Exchange under the symbol “CXR.” According to the Tender Offer Statement, Cox Radio has two classes of common stock, Class A and Class B, and no other outstanding voting securities. Except with respect to voting, transfer and convertibility, shares of Class A common stock and Class B common stock are identical. Class A stockholders are entitled to one vote per share, while Class B stockholders are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock. As of January 31, 2009, Cox Radio had over 80 million shares of common stock outstanding, consisting of over 21.4 million shares of Class A Common Stock and over 58.7 million shares of Class B Common Stock. The Company is a subsidiary of Media.
     16.   Defendant Media is a Delaware corporation and a wholly-owned subsidiary of Defendant CEI. As of March 23, 2009, Media owns 3,591,954 shares, or 17.3%, of Cox Radio’s outstanding Class A common stock and all 58,733,016 shares of the Company’s outstanding Class B common stock, which together represent approximately 78.4% of the outstanding shares of Cox Radio’s common stock and 97.2% of the voting power of the common stock. As such, Media is the Company’s majority, controlling stockholder.
     17.   Defendant CEI is a leading communications, media and automotive services company and the parent company of Defendant Media. Several of Cox Radio’s directors are either directors or executives of CEI, as detailed below.
     18.   Defendant James C. Kennedy (“Kennedy”) Kennedy has served as a director of Cox Radio since July 1996, and became Chairman of the Board of Directors in January 2002. Kennedy has served as Chairman of the Board of Directors and Chief Executive Officer of CEI since January 1988 and prior to that time was CEI’s President and Chief Operating Officer.
     19.   Defendant Juanita P. Baranco (“Baranco”) has served as a director of Cox Radio since December 2003. Baranco is also Executive Vice President and Chief Operating Officer of The Baranco Automotive Group, where she has been a principal for more than twenty years. Baranco is a member of the Special Committee which found that the Proposed Transaction is fair from a financial point of view and recommended that Cox Radio shareholders tender their shares in the Tender Offer. According to the 14D9, as compensation for services rendered in connection with serving on the Special Committee, Baranco will receive a one-time fee of

$35,000 and a fee of $1,000 for each telephonic and in-person meeting of the Special Committee attended by Baranco.
     20.   Defendant G. Dennis Berry (“Berry”) has served as a director of Cox Radio since January 2002 and has served as Vice Chairman of CEI since December 2005. Previously, he served as President and Chief Operating Officer of CEI beginning in October 2000, and was President and Chief Executive Officer of Manheim Auctions, Inc., a subsidiary of CEI, from 1995 through October 2000.
     21.   Defendant Nick W. Evans, Jr. (“Evans”) has served as a director of Cox Radio since May 2007. Evans is a member of the Special Committee which found that the Proposed Transaction is fair from a financial point of view and recommended that Cox Radio shareholders tender their shares in the Tender Offer. According to the 14D9, as compensation for services rendered in connection with serving on the Special Committee, Evans will receive a one-time fee of $35,000 and a fee of $1,000 for each telephonic and in-person meeting of the Special Committee attended by Evans.
     22.   Defendant Jimmy W. Hayes (“Hayes”) has served as a director of Cox Radio since December 2005. Hayes has served as President and Chief Operating Officer of CEI since January 2006, and served as Executive Vice President of CEI from July 2005 through December 2005. Previously, Hayes was Executive Vice President, Finance and Chief Financial Officer of Cox Communications, Inc. from July 1999 through July 2005. Prior to that, he served in several executive and financial management positions with CEI and Cox Communications beginning in 1980. Defendant Hayes also serves as a director of CEI.
     23. Defendant Paul M. Hughes (“Hughes”) has served as a director of Cox Radio since December 1996.

     24. Defendant Marc. W. Morgan (“Morgan”) has served as a director of Cox Radio since August 1999 and as Executive Vice President and Chief Operating Officer since February 2003. Prior to that, Defendant Morgan served as Vice President and Co-Chief Operating Officer since July 1999, and as Senior Group Vice President of Cox Radio from May 1997 to June 1999. Previously, Morgan was Senior Vice President of Cox Radio from July 1996 to May 1997.
     25. Defendant Robert F. Neil (“Neil”) has served as a director and as President and Chief Executive Officer of Cox Radio since July 1996, and was Executive Vice President — Radio of Cox Broadcasting from June 1992 to 1996. Neil joined Cox Broadcasting in November 1986.
     26. Defendant Nicholas D. Trigony (“Trigony”) has served as a director of Cox Radio since July 1996, and was Chairman of the Board of Directors from December 1996 through December 2000. Defendant Trigony served as President of Cox Broadcasting from March 1990 until his retirement in December 2000. Trigony joined Cox Broadcasting in September 1986 as Executive Vice President - Radio and was Executive Vice President — Broadcast from April 1989 to March 1990.
     27. Defendants Kennedy, Baranco, Berry, Evans, Hayes, Hughes, Morgan, Neil, and Trigony are sometimes referred to herein as the “Individual Defendants.”
THE FIDUCIARY DUTIES OF THE DEFENDANTS
     28. By virtue of their positions as directors and/or officers of the Company, and/or as the Company’s majority stockholder, the Individual Defendants, CEI and Media owed and owe Plaintiffs and the Company’s other public shareholders fiduciary obligations of due care and loyalty and were and are required to, inter alia, (a) act in furtherance of the best interests of Plaintiffs and the Class as shareholders of Cox Radio; (b) assure that the Company’s public shareholders receive fair value for their shares in any proposed transaction with Media and CEI; and (c) refrain from abusing their positions of control.
     29. The Individual Defendants, separately and together, have breached and will continue to breach the fiduciary duties they owe to Plaintiffs and the other public shareholders of Cox Radio, as more particularly set forth below.
CLASS ACTION ALLEGATIONS
     30. Plaintiffs bring this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of Cox Radio common stock (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.
     31. This action is properly maintainable as a class action.
     32. The Class is so numerous that joinder of all members is impracticable. As of January 31, 2009, Cox Radio had over 80 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.
     33. Questions of law and fact exist that are common to the Class, including, among others:
a.	whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiffs and the Class;

b.	whether the Individual Defendants have unfairly favored the interests of Media and CEI at the expense of Cox Radio’s public shareholders in violation of their fiduciary duties;

c.	whether the Individual Defendants are acting in furtherance of their own interests and the interest of Media and CEI to the detriment of the Class;

d.	whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

e.	whether Plaintiffs and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.
     34.   Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     35.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     36.   Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS
Background
     37.   Cox Radio, a radio broadcasting company, engages in the acquisition, development, and operation of radio stations in the United States. As of December 31, 2008, the Company owned, operated, and provided sales and other services to 86 radio stations, including 71 FM and 15 AM stations. Cox Radio was founded in 1934 and is based in Atlanta, Georgia. The Company is a subsidiary of Media.
     38.   CEI is a leading communications, media and automotive services company. With revenues exceeding $15 billion and more than 77,000 employees, CEI’s major operating subsidiaries include Cox Communications, Inc. (cable television distribution, telephone, high-speed Internet access, commercial telecommunications, advertising solutions and the Travel Channel); Manheim, inc. (vehicle auctions, repair and certification services and web-based technology products); Media (television stations, digital media, newspapers, advertising sales rep firms and majority-owned, publicly-traded Cox Radio); and AutoTrader.com (online automotive classifieds and related publications). Additionally, CEI’s Internet operations include Kudzu.com and Adify Corporation.
     39.   Media is a wholly-owned subsidiary of CEI and the majority, controlling shareholder of Cox Radio.
The Proposed Transaction
     40.   On March 23, 2009, Media filed the Tender Offer Statement announcing that it had commenced a tender offer for a transaction that would result in the privatization of Cox Radio. Pursuant to the terms of the Proposed Transaction, Media proposes to acquire all of the outstanding shares of Cox Radio’s common stock that are not currently owned by Media at a price of $3.80 per share, which represents a 15% premium over the $3.30 per share closing price of the Company’s stock on March 20, 2009, and a 21.8% premium over the ten-day volume weighted average closing price.
     41.   Media currently owns approximately a 78% equity interest in Cox Radio and has approximately a 97% voting interest. CEI, through Media, is solely interested in acquiring the shares of Cox Radio held by the minority shareholders and has no interest in a disposition of its controlling interest in Cox Radio. Media has retained the services of Citigroup to serve as its financial advisor and dealer manager for the Proposed Transaction.
     42.   The Tender Offer is scheduled to expire on April 17, 2009 and is conditional upon a majority of the minority shareholders (those who are not executive officers, directors or affiliates of Media, Cox Radio or Cox Media) tendering their shares. If upon expiration of the Proposed Transaction, the shares owned by Media when combined with tendered shares are at least 90% of the outstanding Cox Radio shares, Media will implement a short-form merger at the same per share price paid in the Proposed Transaction, assuming the other conditions to the tender offer are met or waived.
     43.   In connection with the announcement of the Proposed Transaction, Defendant Hayes stated the following:
[Media] is committed to operating media businesses, and as a private company can take a long-term perspective, which is especially valuable in the current economic environment. Given how these economic challenges are affecting the radio industry, we believe that private ownership offers advantages that will assist Cox Radio in attaining its business objectives and managing its capital structure. We have confidence in the long-term potential of Cox Radio and its management team. This transaction will allow us to further invest in a quality asset we know well and to best ensure Cox Radio maintains its best-in-class operations.
[Media’s] tender offer provides Cox Radio’s shareholders with an excellent opportunity to obtain liquidity at a premium to the current share price. In addition, because we are fully financing the transaction and structuring it as a tender offer, we anticipate that shareholders will benefit from an expeditious process and quick receipt of payment.
     44.   Also on March 23, 2009, Cox Radio announced that it expected that the Company’s Board of Directors would appoint a Special Committee of independent directors to review and consider the Proposed Transaction and make a formal statement to Cox Radio shareholders within ten business days.
     45.   On April 1, 2009, Cox Radio issued a press release formally announcing that the Company’s Board had formed the Special Committee, consisting of Defendants Baranco and Evans, to consider the Proposed Transaction and recommend to the Company’s shareholders whether or not to tender their shares in the Tender Offer.
     46.   Two days later, on April 3, 2009, Cox Radio filed the 14D9 in which the Special Committee stated that it believes the Tender Offer is fair, from a financial point of view, to the Company’s minority shareholders. In addition, the Special Committee recommended, on behalf of the Company, that Cox Radio’s shareholders accept the Tender Offer and tender their shares pursuant to the Proposed Transaction.
     47.   By virtue of its majority ownership of Cox Radio, as well as the fact that several of Cox Radio’s directors are also directors and/or executives of CEI, Media effectively controls Cox Radio, and, under the circumstances, neither the Cox Radio Board nor the Special Committee can be expected to effectively and adequately protect the interests of the public shareholders of Cox Radio.
The Inadequate Premium Offered in the Proposed Transaction
     48.   Media implied in its press release announcing the Proposed Transaction that the $3.80 price per share tender offer represented a generous premium for Cox Radio’s outstanding shares.

     49.   However, the recent historical averages for Cox Radio’s stock price show that Media’s offer is far from an adequate premium for the Company’s outstanding common shares, and that the intrinsic value of the Company’s stock is significantly greater than Media’s $3.80 tender offer. Cox Radio’s five-year average stock price is $13.80 per share, the three-year average is $12.25 per share, the 52-week average is $8.73 per share, and the book value of the Company as of December 31, 2008 was $8.04 per share, as demonstrated in the following stock price charts:
Cox Radio Five-Year Stock Price Chart: Average Price of $13.80 Per Share

Cox Radio 52-Week Stock Price Chart: Average Price of $8.73 Per Share
     50.   As the charts above demonstrate, Media’s Tender Offer is designed to capitalize on the recent drop in Cox Radio’s stock price by instituting the Proposed Transaction at a price that undervalues the Company and is fundamentally unfair to the public shareholders of Cox Radio common stock. The Proposed Transaction is patently opportunistic in that Media and CEI are pursuing the Tender Offer at a time when recent market weakness and global economic turmoil create a small window for Media’s paltry offer to be perceived as desirable.
     51.   Indeed, Cox Radio has recently repurchased its own shares at levels dramatically higher than the consideration offered in the Proposed Transaction. Specifically, Cox Radio facilitated three share repurchase programs as of September 30, 2008 through which the Company repurchased shares of its Class A common stock in the open market or through privately negotiated transactions.

     52.   In a press release dated November 5, 2008, Cox Radio announced the following:
During the third quarter of 2008, we repurchased 4.4 million shares of Class A common stock for an aggregate purchase price of approximately $46.5 million, including commissions and fees. As of September 30, 2008, we had purchased a total of approximately 20.6 million shares under all of our repurchase programs for an aggregate purchase price of approximately $256.5 million, including commissions and fees, at an average price of $12.44 per share. Approximately $43.5 million remained authorized for additional repurchases as of September 30, 2008.
     53.   In a press release dated March 4, 2009, Cox Radio again commented on the specifics of its stock repurchase program:
During the fourth quarter of 2008, we repurchased 0.8 million shares of Class A common stock for an aggregate purchase price of approximately $4.9 million, including commissions and fees. As of December 31, 2008, we had purchased a total of approximately 21.4 million shares under all of our repurchase programs for an aggregate purchase price of approximately $261.4 million, including commissions and fees, at an average price of $12.22 per share. Approximately $38.6 million remained authorized for additional repurchases as of December 31, 2008.
     54.   Thus, as recently as last summer, the Company paid an average of $10.57 per share for its common stock—a premium of 178% above the current Tender Offer. At the end of 2008, the Company paid approximately $6.12 per share for its common stock—a premium of 61% above the current Tender Offer consideration. Thus, the inadequacy of the consideration offered in the Proposed Transaction is further underscored when viewed against the backdrop of the Company’s historical stock price and the values paid in Cox Radio’s stock repurchase plans, as demonstrated in the following stock price chart and timeline:

Cox Radio Stock Chart
     55.   Presumably, Cox Radio acquired these shares and increased its investment because, like most investors, it believed that it was acquiring these shares at prices below the true value of the Company.
Analyst and Investor Opinion on the Tender Offer’s Inadequate Consideration
     56.   Other investors and analysts agree that Cox Radio is significantly undervalued at its recent trading levels. In fact, upon the announcement of the Proposed Transaction, a considerable number of investors and analysts indicated that the Tender Offer price represented an insufficient value for the Company and suggested that the sale price per share for Cox Radio should be increased,
     57.   For instance, Matt Reams, a portfolio manager at Buckhead Capital Management LLC, stated that “the tender offer is unjustifiably too low” and “should be closer to where they’ve been buying back stock over the last three-and-a-half years.”

     58.   Gabelli & Company, Inc., a boutique investment bank that specializes in the media industry, released a research report on March 24, 2009 by analyst Barry Lucas in which he assigns a value of $5.00 per share to Cox Radio. The Gabelli & Company report was based upon a conservative multiple of estimated 2009 results.
     59.   Other recent analyst reports agreed that Cox Radio’s stock price target and valuation range is much higher than the consideration offered in the Proposed Transaction. Marci Ryvicker, an analyst with Wachovia, issued a March 4, 2009 report in which Cox Radio’s valuation range was between $4.00 and $6.00. The Wachovia report estimated that the Company’s 2009 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) would be $89 million.
     60.   Also on March 4, 2009, Michael Meltz, an analyst with JP Morgan, issued a report in which the Cox Radio price target was $5.50 and the 2009 EBITDA estimate was $72 million.
     61.   Similarly, Barrington Research Associates, Inc. issued a report on March 3, 2009 in which the Company’s 2009 EBITDA estimate was $94 million. Price Target Research issued a report on February 22, 2009 in which the Cox Radio price target was $10. Stanford Financial Group issued a report on January 8, 2009 in which the Company’s price target was $5.00 and the 2009 EBITDA estimate was $108 million.
     62.   Apparently, investors agree with these opinions. In the days following the announcement, Cox Radio’s shares are trading well above Media’s bid, reaching as high as $4.16 on March 24, 2009 and closing at $4.25 on April 3, 2009 after the Special Committee’s recommendation—a strong signal that the market values the Company higher than Media’s Tender Offer and expects the offer to increase.

The Proposed Transaction Is Unfair and Inadequate
     63.   The Proposed Transaction comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing. Indeed, on August 1, 2008, Cox Radio consummated the acquisition of six radio stations serving the Athens, Georgia market. The six stations were acquired for approximately $60 million. Although revenues have declined in the majority of the Company’s markets relative to the prior year due to due to weakness in the general economy and the advertising market, Cox Radio is poised to experience significant growth.
     64.   Cox Radio insiders are well aware of the Company’s intrinsic value and that Cox Radio shares are significantly undervalued. In fact, Cox Radio executives repeatedly touted the Company’s strong business prospects and financial outlook in the months leading up to the Proposed Transaction announcement.
     65.   For instance, in Cox Radio’s earnings conference call conducted on July 30, 2008 (the “2Q08 Conference Call”), Robert F. Neil—the Company’s President and Chief Executive Officer—stated that, despite the economic downturn, the Company was in a positive business position:
Right now radio looks pretty good, when we compare that to newspapers and television, which is down year-to-date more than radio it is, if you take out political and even local cable sales continue to be down. So compared to other media we are doing pretty well in a difficult environment, and for us, the bright spot is our radio stations are performing well from an audience perspective, they’re outperforming their peers on the sales side and we’re making considerable progress in expanding our digital media presence.
* * *
Given the current environment, we remain focused on aggressively watching our costs of course and watching our expenses while continuing to invest strategically in compelling content. As we’ve noted in the past, our balance sheet continues to be a positive, especially in this market.

     66.   Also in the 2QO8 Conference Call, Neil Johnston—Cox Radio’s Vice President and Chief Financial Officer—spoke positively about the Company’s balance sheet in response to a question concerning Cox Radio’s stock repurchase programs:
And I think we’re just very mindful of the balance sheet. We want to make sure that we maintain a very strong balance sheet in our guidelines of 2.5 to just over 3 times. That’s important to us. And so the share repurchase gives us the most flexibility and the maximum return for shareholders.
     67.   Regarding Cox Radio’s debt situation, Robert Neil provided the following:
And our balance sheet allows us to be flexible. We are not under any huge pressures or uncomfortable situations with banks or covenants or any of those kinds of situations. We have our debt down at a very, very manageable level. So we can afford to say to you, you know what, we will take a look at the situation as it arises and we have the ability to be flexible.
     68.   Similarly, in a conference call held on November 5, 2008 to discuss the Company’s earnings for the third quarter of 2008 (the “3Q08 Conference Call”), Robert Neil touted the fact that Cox Radio outperformed its markets and again reiterated the Company’s strong financial position in spite of—and in some ways because of—a difficult economic environment:
While the near term outlook on the economy is negative, I continue to remain optimistic about the prospects of our medium and of Cox Radio. Radio has attributes that many other media would love to have at this point in time. We reach 93% of Americans on a weekly basis. Thai’s over 235 million people each and every week. Our audience is growing in the face of fragmentation. Our usage is unparalleled. Americans spend 19 hours a week with radio, that’s 60% more time than newspapers, magazines, and the Internet combined.
We have a personal and emotional contact with our listeners. And we can cause them to act. And that’s a characteristic that’s very attractive to advertisers. We’re free, and in this economic environment, that’s a good thing to have. We’re easy to access. We can be used at home, in the car and at work and on many portable devices like cell phones and some MP3 players and computers.
Finally, we do a great job of delivering specific targeted demographics to advertisers and getting them the results they need to grow their business, and we do it in a cost-effective way. In this economic environment, I think that’s one of the reasons why our medium will do well in comparison to many other advertising vehicles. So I can tell you that despite this recession and the difficult ad market that we’re in, we think our business is very optimistic in the things that we can bring to our advertisers. We believe that the value proposition of radio has never been stronger. And given the investments that we continue to make in content and digital, I think we’ll be in a much better position to drive the market share as the economy improves as it certainly will.
     69.   During the 3Q08 Conference Call, Neil had the following exchange in which he affirmed that the Company’s low debt levels is a positive aspect of its financial position:
<Q - Leland Westerfield>: If I can make a quick comment, you guys manage the best balance sheet that I know about in the radio industry. I just want to make that comment.
<A - Robert Neil>: Well, thanks, and we were talking before the call. ... I saw a quote in one of the trades today, that basically, paraphrasing, saying I’ve never known a company to go out of business that —from low debt levels. And we’ve been conservative all along. And believe me, we thank our lucky stars right now that that’s what we’ve been doing. That gives us a lot more flexibility in terms of some of these investments that we need to make and the things that we need to do. I know some people were critical of us a few years ago that we didn’t take more debt on, and I’m happy we were paying down the mortgage.
     70.   Also on the 3Q08 Conference Call, Neil Johnston spoke positively regarding the Company’s balance sheet and cash flow:
Our covenants are five times, and so we feel pretty good about the balance sheet where it is. I would also note, not only do we have strong balance sheet, but we are still producing significant cashflow. As I mentioned on the call, on a year-to-date basis, our free cash was around about $76 million. So — feel pretty good about our liquidity at this point.
     71. Finally, on March 4, 2009—less than three weeks prior to the Tender Offer announcement—Cox Radio held a conference call discussing financial results for the fourth quarter of 2008 (the “4Q08 Conference Call”). During the 4Q08 Conference Call, Robert Neil again emphasized the strength and expected growth of Cox Radio despite the continuing economic downturn, and the fact that the Company is well-positioned to benefit and prosper once the economy begins to recover:

Our fourth quarter financial results reflect the impact of this unprecedented slowdown across the majority of our markets. However, on the positive side, despite a very difficult year, the station brands remain strong and we continue to execute on our operating plan while carefully managing our expenses and maintaining a solid balance sheet. I can assure you we’re taking the necessary steps to ensure our business is running as efficiently as possible and is well-positioned to weather this economic storm and emerge from it stronger and better able to serve our audiences.
* * *
As we stated on our last call, we continue to believe that compelling content is critical for our success, and over the last year to two years we’ve made key programming investments that have supported our audience share growth, and will support our performance going forward. According to the most recent Fall 2008 ratings book, 82% of our stations ranked in the top 10 for their target demographic. Furthermore, in the majority of our markets, 16 out of the 18 markets where we have measured ratings, we have at least one station in the top 5 with adults 25 to 54.
* * *
While the near-term outlook on the economy remains very difficult, we continue to be optimistic about both the prospects of Cox Radio and the radio industry in general at a time when many of our media peers are losing audience, radio is continuing to gain audience and that will only bode well for us going forward,
Despite the recession and difficult ad market we continued to build our brands, drive audiences, and deliver results to our advertisers. Our stations ratings remained very high, serving attractive demographics in each of the markets that we serve. Our digital platform continues to grow with more and more listener’s access our stations over the web and new audiences discover our HD radio outfits. In addition we’re continuing to improve our ability to deliver cross platform capabilities for our advertising partners.
The fact is we operate exceptional media platforms that consistently connect with millions of loyal consumers and serve as effective and efficient marketing platforms for our advertising partners.
Our radio station clusters are engrained in the communities which we serve, principally because we listen to our audiences and we deliver on their expectations. We’ve got a connection with our local audiences, and that’s simply unmatched by any other medium. So as a result, I have no doubt that Cox Radio is well positioned to benefit as the economy begins to recover.

     72.   In response to a question about certain reorganizations in the radio industry, Robert Neil emphasized again that “this economic environment is not going to last forever,” and that the potential winners from the recession will be those companies, like Cox Radio, that “have good strong radio stations.”
     73.   Media recognized Cox Radio’s solid performance and potential for growth and determined to capitalize on their interests and the recent downturn in the Company’s stock price at the expense of the Company’s public shareholders. CEI and Media are engaging in a transaction that assures their continued ownership of the Company and secures their opportunity to benefit from the Company’s growth, while the Company’s shareholders are cashed out at an inadequate consideration.
The Materially Misleading and Incomplete Disclosure Documents
     74.   In connection with the Proposed Transaction, Media filed the Tender Offer Statement with the SEC on March 23, 2009 providing the terms and conditions of the Proposed Transaction. On April 3, 2009, Cox Radio filed the 14D9 (together with the Tender Offer Statement, the “Disclosure Documents”) with the SEC in which the Special Committee found that the Proposed Transaction is fair, from a financial point of view, to the Company’s minority shareholders and recommended that Cox Radio shareholders accept the Tender Offer and tender their shares.
     75.   The Disclosure Documents are materially misleading in that, among other things, they omit material information needed by the Company’s public shareholders in order for them to make fully-informed decisions as to whether or not they should tender their shares of Cox Radio into the Tender Offer or seek appraisal rights related to the Proposed Transaction.

Specifically, disclosure in the Disclosure Documents is inadequate because Defendants have failed to disclose, among other things, the following information:
a.	Identification of conflicts involving members of the Special Committee and the financial advisor, and whether they have any historical experience with one another.

b.	Management prepared a forecast in February 2009 for the remainder of 2009 reflecting EBITDA of $69 million, down from $132 million in 2008 (the “February Forecasts”). There is no discussion regarding what assumptions were used, or what uses were intended for the February Forecasts.

c.	The 14D9 fails to provide support for the conclusions in the Disclosure Documents as to the basis for the belief that the decline in Cox Radio’s value is not temporary, that the Company’s historical valuations are no longer reflective of its intrinsic value, and that it is not reasonable to believe that Cox Radio’s financial results will be comparable to historical financial results, as the Company’s executives repeatedly emphasized in Cox Radio’s recent earnings conference calls.

d.	Detail regarding the conditions under which the Company would fail to satisfy its leverage ratio covenant.

e.	Whether and why the Special Committee failed to consider the alternative of continuing operations without the Tender Offer.

f.	No discussion is provided regarding how the Special Committee selected Gleacher Partners LLC (“Gleacher”) as its financial advisor; what other firms the Special Committee considered; whether Gleacher has any particular strength or experience that made it the best choice; and whether Gleacher has any prior experience with Cox Radio or other CEI entities.

g.	How Gleacher selected comparable companies for its Historical Trading Analysis and why certain companies were excluded.

h.	With respect to the Discounted Cash Flow analysis, Gleacher fails to provide a detailed forecast. In addition, no detail is provided for the adjustments to the cash flow. There is no discussion or explanation as to why Cox Radio management’s 2009 forecast is below market consensus, especially when considering the forecast summary of other analyst estimates for the Company contained in the Citigroup (Media’s financial advisor) forecast presented in Exhibit (C)(2) to the Tender Offer Statement. Finally, Gleacher fails to identify the sources for discount rates and growth rates.

i.	With respect to the Minority Interest Premium Paid Analysis, Gleacher fails to provide a basis for the degree to which these other minority stake buyback transactions were comparable.

j.	With respect to the Selected Public Company Analysis, there is no discussion regarding the basis for the selection of comparable companies. In addition, Gleacher fails to identify the data or estimates used to calculate the multiples, nor does Gleacher show any application of the multiples to Cox Radio’s financial statistics to draw an inference of the value of the common shares.

k.	The 14D9 also fails to disclose any known positions Gleacher holds in either Cox Radio or other entities controlled by CEI.
     76.   As set forth above, the Disclosure Documents contain misleading information and omit material information concerning the Proposed Transaction. Without material and accurate information concerning Cox Radio and the Tender Offer, the Company’s shareholders cannot make a fully-informed judgment regarding whether to tender their shares in the Tender Offer or seek appraisal rights in connection with the Proposed Transaction.
Defendants Have Breached Their Fiduciary Duties
     77.   The consideration per share to be paid to Class members pursuant to the Proposed Transaction is unfair and inadequate consideration for the reasons set forth above.
     78.   The Proposed Transaction is an attempt by CET and Media to capitalize on their controlling interest in Cox Radio at the expense of the Company’s public shareholders. The Proposed Transaction will, for inadequate consideration, deny Plaintiffs and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting CET and Media to benefit unfairly.
     79.   Furthermore, because Media has stated that it will not sell its majority ownership share to any company, and is only interested in acquiring the publicly held shares of Cox Radio not owned by Media, a potentially higher counter-bid will not materialize since the success of any such bid would require the consent and cooperation of Media.
     80.   Given Media’s stock ownership and control of the Company, it is able to dominate Cox Radio’s Board of Directors. Under the circumstances, none of the directors of Cox Radio or the members of the Special Committee can be expected to protect the interests of the Company’s public shareholders in a transaction which benefits Media at the expense of the shareholders.
     81.   Simply put, the Proposed Transaction is unfair to Cox Radio shareholders because it places Media’s interests above those of the Company’s minority shareholders in that Media is purchasing the Company for the least amount of cash possible, even though Defendants have a fiduciary obligation to act in the best interests of the Company’s public shareholders.
     82.   By virtue of the foregoing, Defendants have engaged in unfair self-dealing toward Plaintiffs and the other members of the Class and have engaged in and substantially assisted and aided each other in breach of their fiduciary duties owed by them to Plaintiffs and the Class.
     83.   The Proposed Transaction is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by Defendants to aggrandize Media’s financial position and interests and those of the interested directors, at the expense and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of Media on unfair and inadequate terms, and without full and candid disclosure to Plaintiffs and the Class of all material information regarding the Company’s future prospects.
     84.   As a result of Defendants’ unlawful actions, Plaintiffs and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company,

     85.   Unless the Proposed Transaction is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, will not engage in arms-length negotiations on the Proposed Transaction terms, will consummate and close the Proposed Transaction complained of, and will deny Class members their fair proportionate share of Cox Radio’s valuable assets and businesses, all to the irreparable harm of the Class.
     86.   Plaintiffs and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiffs pray for judgment and relief as follows:
     A. Declaring this action to be a class action and certifying Plaintiffs as the representatives of the Class;
     B. Declaring that Defendants and each of them have committed or participated in a breach of their fiduciary duties to Plaintiffs and the other members of the Class;
     C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;
     D. To the extent that the Proposed Transaction may be consummated prior to this Court’s entry of a final judgment, rescinding the Proposed Transaction and setting the Proposed Transaction aside or granting rescissory damages;
     E. Directing Defendants to account to Plaintiffs and the Class for all damages which they have sustained or will sustain by reason of Defendants’ wrongdoing, including awarding compensatory and/or rescissory damages;

     F. Imposing a constructive trust, in favor of Plaintiffs and the Class, upon any benefits Defendants improperly receive as a result of their wrongful conduct;
     G. Awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for Plaintiffs’ attorneys’ and experts’ fees; and
     H. Granting such other and further relief as this Court may deem to be just and proper.

Dated: April 7, 2009		ROSENTIIAL, MONHAIT & GODDESS, P.A.
	By;	/s/ Carmella P. Keener
CarmellaP. Keener (Del. Bar No. 2810)
919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19801 One of Delaware Co-Liaison Counsel for Plaintiffs

OF COUNSEL:
SAXENA WHITE P.A.
Maya Saxena
Joseph R. White, HI
Christopher S, Jones
Lester R. Hooker
2424 North Federal Highway, Suite 257
Boca Raton, Florida 33431
Tel.: (561)394-3399
Fax: (561)394-3382
THE WEISER LAW FIRM, PC
Patricia C. Weiser
Debra S. Goodman
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087 Tel: (610) 225-2677